Exhibit 99.4

April 1, 2015

Essex Rental Corp.
Board of Directors
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

Gentlemen:

The events that have transpired since the writing of our first letter have led us to conclude that we must take more aggressive action in order to maximize returns to the stockholders of Essex Rental Corp. ("ESSX" or the "Company").

We believe the Company's gross accounting oversights and subsequent poor communication with stockholders continue to demonstrate that the current Board is unable to properly oversee the management of the Company. When combined with the Company's history of underperformance and destruction of stockholder value as described in our first letter, these recent developments clearly illustrate the need for significant change at the Board level.

We are nominating a slate of three nominees for election to the Board at the Company's annual meeting of stockholders. Our nominees offer the operational, financial, and industry experience required to improve stockholder confidence and maximize stockholder returns.

On February 26, 2015, the Company delayed the release of its fourth quarter and year-end operating results, citing its need for more time to evaluate the classification of its revolving credit facilities as current liabilities or long-term obligations under ASC 470-10-45, "Classification of Revolving Credit Agreements Subject to Lock-Box Arrangements and Subjective Acceleration Clauses," notwithstanding that the facilities do not contractually mature within the next twelve months. ASC 470-10-45 provides a clear standard for debt classification as current or long-term where the terms of the debt are similar to those of the Company's facilities. This inaccurate accounting classification is something the Board and its Audit Committee, which consists of Laurence S. Levy, Edward Levy, and Daniel H. Blumenthal, should have recognized and quickly taken action to remediate. Instead, we understand that the Company's independent auditors identified the mistake.

The Company's curt February 26, 2015 press release describing the debt classification issue and the postponement of the earnings release disappointed stockholders and even led some to believe the Company's lenders were forcing the Company's bankruptcy. ESSX's 44% decline on the day of the release and its further deterioration to a record low of $0.64 on March 10, 2015 demonstrated this uncertainty. Despite the dramatic drop in the Company's stock price and the substantial stockholder confusion, there was no response from the Company attempting to clarify the relevant financial reporting issues, nor did the Company then attempt to explain that no lender was responsible for the movement of the credit facilities to short term obligations. The Company took almost three weeks to attempt to clear up some of the confusion surrounding the accounting restatements and then dropped a second financial reporting bombshell.

On March 17, 2015, the Company reported that it intends to amend certain of its previously filed quarterly and annual reports as a result of errors relating to its classification of the revolving credit facilities and errors in its financial statement footnote disclosure relating to segment reporting. As a result of the mistakes that require the restatements, the Company reported that it is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the "2014 Form 10-K"). The Company also reported that its previously issued financial statements for its fiscal year ended December 31, 2013, and its fiscal quarters ended March 31, 2013 and 2014, June 30, 2013 and 2014, and September 30, 2013 and 2014, should not be relied upon due to errors relating to its classification of the revolving credit facilities and errors in its financial statement footnote disclosure relating to segment reporting. The lack of reliance on the Company's previously issued financial statements and the Company's delay in the filing of the 2014 Form 10-K further erode stockholder confidence.

In the month since the publication of our first letter, the Board has not responded to us or our recommendations in any way. This refusal to respond to one of the Company's largest stockholders exemplifies how the Board views the Company as its own insular private entity, rather than a public company accountable to stockholders.

Sincerely,

/s/ Kevin M. Casey

Kevin M. Casey

Enclosures